July 5, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Mr. Ronald (Ron) E. Alper, Esq.

Re:	Mobiv Acquisition Corp

Registration Statement on Form S-1

Filed June 1, 2022

File No. 333-265353

Dear Ladies and Gentlemen,

On behalf of Mobiv Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated June 28, 2022, with respect to the above-referenced registration statement on Form S-1 filed on June 1, 2022 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Units of the Company. Concurrently with this submission, the Company has filed Amendment No. 1 to the Registration Statement.

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1 filed June 1, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and confirms that sponsor is a foreign entity that is controlled by a non-U.S. person. The Company has accordingly added a risk factor on page 53 to disclose that its sponsor is controlled by a non-U.S. person and therefore that the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. The additional risk factor also discusses the risk that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the Company from completing an initial business combination and require the Company to liquidate, which may result in losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Capitalization, page 99

2.	Please revise the line caption in the table to disclose 10 million Class A common shares as subject to redemption on an “as adjusted” basis.

1990 K STREET NW, SUITE 420, WASHINGTON, D.C. 20006

P: (202) 935-3390

Response: In response to the Staff’s comment, the Company has revised the line caption in the Capitalization table of the Registration Statement to disclose 10 million Class A common shares as subject to redemption on an “as adjusted” basis.

Management, page 146

3.

To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: The Company acknowledges the Staff’s comment and confirms that none of its officers and/or directors are located in or residents of China, Hong Kong, Macau or Taiwan.

*****

If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Mr. Peter Bilitsch, Chief Executive Officer, Mobiv Acquisition Corp

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